Exhibit 99.2

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Louise Tallon	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Announces Amended Credit Agreement with
Perceptive to Enhance Liquidity and Drive Transformation Plan

DUBLIN, Ireland (December 24, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced it has entered into amended agreements with its primary lender, Perceptive Advisors. These strategic amendments provide additional liquidity, further enhancing the Company’s near-term financial position as it advances its Comprehensive Transformation Plan and continues development of its innovative continuous glucose monitoring (CGM) technology.

Under the terms of the agreements, a deferred consideration payment of $5 million related to the acquisition of the biosensor assets of Waveform Technologies has been extended to November 2025, offering the Company greater financial flexibility. In addition, further additional liquidity in the amount of approximately $5.5 million has been provided to Trinity Biotech through a combination of cash and payment-in-kind interest, strengthening liquidity during this pivotal period of transformation. As part of the agreement, Trinity Biotech has granted Perceptive Advisors 1.5 million additional warrants and repriced its existing warrants at an exercise price of $0.80, reinforcing the ongoing partnership between the two entities.

Advancing the Comprehensive Transformation Plan
The additional liquidity will support Trinity Biotech’s Comprehensive Transformation Plan, which is focused on achieving long-term profitability through operational efficiency and innovation. A key milestone of this plan was the Company’s recent World Health Organization (WHO) approval for the transfer of late-stage manufacturing of TrinScreen HIV and Uni-Gold HIV to a lower-cost offshore manufacturing partner. This approval, announced last week, demonstrates the Company’s ability to execute on its strategic initiatives and strengthens its position as a leader in global diagnostics.

“These amendments with Perceptive underscore our commitment to creating a stronger financial foundation as we execute our transformation plan,” said John Gillard, CEO of Trinity Biotech. “The additional liquidity will support critical initiatives, including the development of our CGM technology, and further positions Trinity Biotech for growth and profitability. Combined with our recent WHO approval, these efforts reflect the progress we’re making toward achieving our strategic objectives and delivering value to our shareholders.”

Looking Ahead
Trinity Biotech continues to innovate in the human diagnostics and diabetes management sectors. The Company’s CGM technology, developed following its acquisition of the biosensor assets of Waveform Technologies, represents a promising addition to its portfolio. With the support of these amended agreements and the ongoing execution of its transformation plan, Trinity Biotech is well-positioned to drive sustainable growth and expand its market presence.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the transaction documents included in a Form 6-K to be filed with the U.S. Securities and Exchange Commission.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.